UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Nuvalent, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001

par value per share

(Title of Class of Securities)

670703 107

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 2,400,630 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 2,400,630 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,400,630 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person PN

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 292,384 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 292,384 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 292,384 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person PN

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 884,253 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 884,253 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 884,253 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.8%
14	Type of reporting person PN

This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock of Nuvalent, Inc., and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 4, 2021 (the “Initial Statement” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On November 3, 2022, the Issuer completed an underwritten public offering of 6,865,672 shares of Class A Common Stock (the “Offering”). As a result of the Offering, the Issuer’s total number of outstanding shares of Class A Common Stock increased to 49,767,258 and the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent. The Reporting Persons purchased shares of Class A Common Stock in the Offering as described below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On November 3, 2022, BCLS II Investco, LP (“BCLS II Investco”) purchased 149,253 shares of Class A Common Stock from the underwriters in an underwritten public offering at a price of $33.50 per share for a total purchase price of $4,999,975. BCLS II Investco used its own working capital to acquire all of the foregoing equity securities of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, Bain Capital Life Sciences Fund II, L.P. (“BCLS II”) holds 2,400,630 shares of Class A Common Stock, representing approximately 4.8% of the outstanding shares of Class A Common Stock, BCIP Life Sciences Associates, LP (“BCIPLS”) holds 292,384 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock, and BCLS II Investco holds 884,253 shares of Class A Common Stock, representing approximately 1.8% of the outstanding shares of Class A Common Stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 3,577,267 shares of Class A Common Stock, representing approximately 7.19% of the outstanding shares of Class A Common Stock. The percentage of the outstanding shares of Class A Common Stock held by the Reporting Persons is based on 49,767,258 shares of Class A Common Stock outstanding, as reported by the Issuer in its prospectus relating to the Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on November 1, 2022.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Class A Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

October 2022 Lock-Up Agreement

In connection with the Offering, the Reporting Persons entered into a lock-up agreement (the “October 2022 Lock-Up Agreement”) with the representatives of the several underwriters. Pursuant to the October 2022 Lock-Up Agreement, the Reporting Persons agreed, subject to certain exceptions, not to sell or otherwise transfer any shares of Class A Common Stock or securities convertible into or exercisable or exchangeable for, shares of Class A Common Stock for 90 days after the date of the prospectus relating to the Offering without the prior written consent of the representatives.

The foregoing summary of the October 2022 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the October 2022 Lock-Up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Lock-Up Agreement (incorporated by reference from Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2022 (File No. 001-40671))

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: November 3, 2022	Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Andrew Hack
		Name:	Andrew Hack
		Title:	Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Andrew Hack
		Name:	Andrew Hack
		Title:	Authorized Signatory

BCLS II Investco, LP

	By:	BCLS II Investco (GP), LLC,
its general partner

	By:	Bain Capital Life Sciences Fund II, L.P.,
its managing member

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Andrew Hack
		Name:	Andrew Hack
		Title:	Managing Director